                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of December 2002


                           PETROLEUM GEO-SERVICES ASA
                 (Translation of registrant's name into English)


                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F [X]   Form 40-F [ ]

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes [ ]   No [X]

            THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NO. 333-90379) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

                                EARNINGS RELEASE
[PGS LOGO]

FOR DETAILS, CONTACT:                                     FOR IMMEDIATE RELEASE
SVERRE STRANDENES, SVP Corporate Communications                NOVEMBER 27, 2002

DAG W. REYNOLDS, Director European IR
Phone:  +47 6752 6400

SUZANNE M. MCLEOD, U.S. IR
Phone:  +1 281-589-7935


          PETROLEUM GEO-SERVICES ANNOUNCES THIRD QUARTER 2002 EARNINGS

Q3 RESULTS:
-----------

      O     GEOPHYSICAL RESPONDS WELL TO A SOFT MARKET WITH ALL VESSELS UTILIZED

      O STABLE PRODUCTION OPERATIONS, WITH BANFF CONTINUING TO INCUR LOSSES WHILE PRODUCTION LICENCE 038 (VARG FIELD) PRODUCING HIGHER VOLUMES THAN EXPECTED

      O     IMPROVED CASH FLOW FROM OPERATIONS

      O     NET INTEREST BEARING DEBT REMAINS FLAT

      O     SUBSTANTIAL RECORDED WRITEDOWNS AND UNUSUAL ITEMS TOTALING $1.2
            BILLION

            - Extensive financial due diligence completed by the new Board of Directors

            - Adverse development 3rd quarter: softer geophysical market, lack of breakthrough on Banff renegotiation and restricted financial flexibility

            -     Implication of USGAAP accounting standards

FOCUS OF NEW MANAGEMENT:
------------------------

      O     DELIVERING SIGNIFICANT COST REDUCTIONS

      O     IDENTIFYING BROADER RESTRUCTURING OPPORTUNITIES

      O     MAXIMIZING CASH FLOW FROM OPERATIONS

      O     SOLVING DISPOSITION OF NON-CORE ASSETS: ATLANTIS AND PRODUCTION
            SERVICES

      O     RENEGOTIATING THE BANFF CONTRACT

      O OBTAINING NECESSARY WAIVERS OF CERTAIN FINANCIAL COVENANT BREACHES FROM FINANCIAL CREDITORS

      O     DEVELOPING DETAILED FIVE-YEAR PLAN AS BASIS FOR DEBT RESTRUCTURING

The new Company CEO as of November 7, Svein Rennemo, states: "I am satisfied with our operational performance and with our capabilities to serve our customers. However, we are in a very serious financial situation and must turn every stone to improve our cash flow further. Costs must come down substantially. We must push for improved contract margins. At the same time we must solve the financial structure problems we are facing."


--------------------------------------------------------------------------------------------------------------------------------
Petroleum Geo Services ASA                  Tel: +1-281-589-7935        Petroleum Geo-Services ASA           Tel:  +47 6752 6400
16010 Barker's Point Lane, Suite 600        Fax: +1-281-589-1482        PGS-House, Strandveien 4             Fax:  +47 6753 6883
Houston, Texas 77079 USA                                                 N-1366 Lysaker, Norway

      OSLO, NORWAY; NOVEMBER 27, 2002: Petroleum Geo-Services ASA (NYSE: PGO;
OSE: PGS) reported today third quarter earnings before non-operating items of $14.6 million, or $0.14 per share. Net loss for the 2002 third quarter, which included several non-operating items, was ($1,060.7) million, or ($10.26) per share. The non-operating gains and losses for the 2002 third quarter included the following pre-tax items: a $425.2 million impairment charge against the Ramform Banff ; $268.4 million in impairment charges against our multi-client library; a $140.1 million impairment charge against our Atlantis held-for-sale operations; and $4.5 million in operating income from held-for-sale operations; $56.2 million in impairment charges against seismic equipment and other geophysical assets; $21.2 million in forced amortization charges; $14.7 million in impairment charges against certain seismic and oil and gas investments (excluding the held-for-sale Atlantis operations); a $11.2 million non-cash provision for income taxes related to the significant exchange rate fluctuation between the Norwegian kroner and US dollar during the 2002 third quarter (and the resultant taxable gain associated with our dollar-denominated liabilities); $4.0 million in foreign exchange losses and $3.1 million, net in other unusual items. Additionally, on a year-to-date basis, we recognized a $185.9 million transitional impairment charge against goodwill as part of the cumulative effect of accounting change of our January 1, 2002 adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."

      The cash flow provided by operating activities for the quarter was $73.3 million compared to $31.8 million during third quarter 2001. Cash flow provided by operating activities for the nine months ended September 30, 2002 was $238.2 million compared to $90.5 million for the comparable period last year.


RESULTS OF OPERATIONS FOR QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2002, COMPARED TO 2001

      REVENUE

      Third quarter revenue of $256.7 million was 6% greater than 2001 third quarter revenue. The revenue mix between Geophysical Operations and Production Operations for the 2002 third quarter was 67% and 33%, respectively, compared to 70% and 30%, respectively, for the 2001 third quarter. The increase in the mix of Production Operations revenue between the third quarters of 2002 and 2001 resulted primarily from our acquisition of a majority of the PL038 license in the North Sea Varg field. For the nine months ended September 30, 2002, revenue of $732.0 million was 16% greater than revenue for the prior year period. Excluding data management revenue from the prior year period, revenue for the nine months ended September 30, 2002 was 17% greater than revenue for the 2001 period. The revenue mix between Geophysical Operations and Production Operations for the nine months ended September 30, 2002 was 67% and 33%, respectively, compared to 68% and 32%, respectively, for the prior year period.

      GEOGRAPHIC DISTRIBUTION OF REVENUE

      The distribution of our revenue by geographic region for the comparative quarter and nine-month periods ended September 30 was as follows:

===========================================================================================================================
                                                                     Quarter ended                     Quarter ended
                                                                   September 30, 2002                September 30, 2001
                                                               --------------------------        --------------------------
(In thousands of dollars, except percentages)                  Revenue         Percentage        Revenue         Percentage
-----------------------------------------------------------    --------        ----------        --------        ----------
North and South America                                        $ 42,852            17%           $ 54,931            23%
Europe, Africa and Middle East                                  169,676            66%            159,973            66%
Asia Pacific                                                     44,173            17%             28,131            11%
-----------------------------------------------------------    --------           ---            --------           ---
      Total                                                    $256,701           100%           $243,035           100%
                                                               ========           ===            ========           ===

===========================================================================================================================

===========================================================================================================================
                                                                   Nine months ended                 Nine months ended
                                                                   September 30, 2002                September 30, 2001
                                                               ---------------------------       --------------------------
(In thousands of dollars, except percentages)                  Revenue          Percentage       Revenue         Percentage
-----------------------------------------------------------    --------         ----------       --------        ----------
North and South America                                        $174,979            24%           $160,830            25%
Europe, Africa and Middle East                                  464,939            64%            403,075            64%
Asia Pacific                                                     92,082            12%             66,694            11%
-----------------------------------------------------------    --------           ---            --------           ---
      Total                                                    $732,000           100%           $630,599           100%
                                                               ========           ===            ========           ===

===========================================================================================================================

      RESULT DISTRIBUTION BY OPERATING SEGMENT

      The distribution of our revenue and operating profit (before forced amortization and unusual items) by operating segment for the comparative quarter and nine-month periods ended September 30 was as follows:

==============================================================================================================================
                                                                                                Operating profit before forced
                                                                  Revenue                       amortization and unusual items
                                                               Quarter ended                             Quarter ended
                                                                September 30,                             September 30,
                                                       ------------------------------            ----------------------------
(In thousands of dollars)                                2002                  2001               2002                 2001
----------------------------------------------         --------              --------            -------              -------
Geophysical operations                                 $171,045              $169,065            $14,306              $19,656
Production operations                                    85,656                73,970             22,637               23,068
----------------------------------------------         --------              --------            -------              -------
      Total(1)                                         $256,701              $243,035            $36,943              $42,724
                                                       ========              ========            =======              =======

==============================================================================================================================

==============================================================================================================================
                                                                                            Operating profit before forced
                                                                Revenue                      amortization and unusual items
                                                           Nine months ended                      Nine months ended
                                                              September 30,                          September 30,
                                                     ------------------------------          ------------------------------
(In thousands of dollars)                              2002                  2001              2002                  2001
--------------------------------------------         --------              --------          --------              --------
Geophysical operations                               $489,286              $427,686          $ 39,820              $ 40,142
Production operations                                 242,714               202,913            76,238                64,756
--------------------------------------------         --------              --------          --------              --------
      Total(1)                                       $732,000              $630,599          $116,058              $104,898
                                                     ========              ========          ========              ========

(1) Operating profit before forced amortization and unusual items for the quarter ended September 30, 2002 excluded the following: 1) $21.2 million in forced amortization charges; 2) $3.1 million, net in other unusual items; and 3) impairment charges of $14.7 million related to seismic and oil and gas investments, $56.2 million related to seismic equipment and other geophysical assets, $268.4 million related to the multi-client library and $425.2 million related to the Ramform Banff. Operating profit before forced amortization and unusual items for the nine months ended September 30, 2002 also excluded A) $10.8 million in additional forced amortization charges; B) $54.1 million in gains related to tax equalization swap contracts and C) $3.5 million in other unusual items.

Operating profit before forced amortization and unusual items for the quarter ended September 30, 2001 excluded the following: 1) $25.8 million in tax equalization swap gains and 2) ($0.2) million in net reorganization costs. Operating profit before forced amortization and unusual items for the nine months ended September 30, 2001 excluded the following: A) a $138.6 million gain related to the sale of our Petrobank data management business and related software to Halliburton; B) $16.1 million in reorganization and litigation costs and C) $9.5 million in net tax equalization swap charges.
================================================================================

      Third quarter operating profit (before forced amortization and unusual items) of $36.9 million was 14% less than comparable operating profit of $42.7 million for the 2001 third quarter. The associated 2002 third quarter operating profit margin was 14%, compared to 18% for the 2001 third quarter.

      Operating profit (before forced amortization and unusual items) for the nine months ended September 30, 2002 of $116.1 million was 11% greater than comparable operating profit of $104.9 million for the prior year period, due to an increase in Production Operations operating profit. The associated operating profit margin for the nine months ended September 30, 2002 was 16%, compared to 17% for the prior year period. Approximately $1.5 million and $4.5 million of the increase in operating profit (before forced amortization and unusual items) for the quarter and nine months ended September 30, 2002, respectively, was due to the cessation of goodwill amortization in accordance with SFAS No. 142. Excluding goodwill amortization from the 2001 comparative figures, operating profit (before forced amortization and unusual items) (decreased)/increased by (16%) and 6% for the quarter and nine months ended September 30, 2002, respectively. The comparable operating profit margins for the quarter and nine months ended September 30, 2001 were 18% and 17%, respectively.

      Based on evaluation of our goodwill in accordance with the transition provisions of SFAS No. 142 "Goodwill and Other Intangible Assets", we recognized a $185.9 million Goodwill impairment charge. This impairment charge has been recognized as of January 1, 2002 as a cumulative effect of accounting change in adopting the standard.

      Also affecting the comparability of operating profit (before forced amortization and unusual items) between the 2002 and 2001 periods was our treatment of a $24.6 million Ramform Banff loss contract accrual, which we recorded in the 2000 fourth quarter to provide for anticipated contract losses. Operating profit for the quarter and nine months ended September 30, 2001 included $6.5 million and $11.5 million, respectively, in reversal of this accrual. Operating profit for the 2002 third quarter did not include any effects related to the loss accrual (the accrual was fully utilized as of March 31, 2002), but operating profit for the nine months ended September 30, 2002 included an $8.2 million reversal of the loss accrual. Excluding the reversals of the Ramform Banff loss contract accrual and goodwill amortization from all comparative periods, operating profit (before forced amortization and unusual items) (decreased)/increased by (2%) and 10% for the quarter and nine months ended September 30, 2002, respectively. The comparable operating profit margins for the 2002 and 2001 third quarters were 14% and 16%, respectively. The comparable operating profit margin for the nine months ended September 30, 2002 and 2001 were 15% and 16%, respectively.


      NON-OPERATING ITEMS

      RAMFORM BANFF. During the 2002 third quarter we recognized a $425.2 million impairment charge (classified as an unusual item) against the Ramform Banff, including a complete impairment of its sub-sea equipment. This impairment charge reflected, among other things, our continued inability to achieve necessary improvements in the Banff contract arrangements and the related impact on future revenue from the vessel.

      MINIMUM AMORTIZATION. Amortization for the quarter and the nine months ended September 30, 2002 included $21.2 million and $32.0 million, respectively, in amortization charges to conform to our minimum amortization policy for the multi-client library. We derived these amortization charges by evaluating actual sales of our multi-client library surveys for the nine months ended September 30, 2002 against our sales estimates for the same period. We will continue to monitor actual multi-client sales against our sales estimates in the fourth quarter and will adjust the estimated forced amortization charges as necessary. Such adjustments to the $32.0 million in nine-month forced amortization charges could include adjustments to increase or decrease the forced amortization charges.

      IMPAIRMENT OF MCS LIBRARY. During the 2002 third quarter we also recognized $268.4 million in impairment charges (classified as an unusual item) against the multi-client library, primarily related to investments made in 1998, 1999 and 2000, as management revised its estimates of future sales from the impaired surveys.

      IMPAIRMENT OF OPERATIONS HELD FOR SALE. We recognized a $140.1 million pre-tax impairment charge on operations from our Atlantis subsidiary during the third quarter of 2002. These operations are classified as held for sale and presented separately in the financial statements.

      OTHER UNUSUAL ITEMS. Unusual items for the quarter ended September 30, 2002 also included $56.2 million in impairment charges against seismic equipment and other geophysical assets, $14.7 million in impairment charges related to seismic and oil and gas investments, and $3.1 million, net in other unusual items. Unusual items for the nine months ended September 30, 2002 included the above-mentioned items as well as $3.5 million in various other unusual items and $54.1 million in gains related to tax equalization swap contracts (which were terminated during the 2002 second quarter).

      TAX-RELATED ITEMS. During the 2002 third quarter, we incurred a non-cash $11.2 million provision for income taxes attributable to the current tax effect of the Norwegian kroner/US dollar exchange rate fluctuation on our dollar-denominated debt and trust preferred securities. Such exchange rate fluctuation generated, for Norwegian tax reporting purposes, a taxable foreign exchange gain related to these dollar-denominated liabilities. Although the effects of such foreign exchange rate fluctuations have no impact in our dollar-based, pre-tax financial reporting, the effects are recognized for Norwegian tax reporting purposes and included in our provision (benefit) for income taxes as incurred. In prior periods, we recorded significant tax benefits as a result of unrealized losses associated with exchange rate movements and utilized tax equalization swap contracts as an economic hedge to mitigate these tax effects. We also recognized ($4.0) million in pre-tax foreign exchange losses related to our ordinary operations for the 2002 third quarter, bringing total pre-tax foreign exchange losses on ordinary operations to ($12.2) million for the nine months ended September 30, 2002.

      Also classified as provision for income taxes for the 2002 third quarter, we recorded $256.8 million in valuation allowance charges against certain deferred tax assets (in addition to $9.4 million in such charges that we recorded during the first half of 2002). During the 2001 fourth quarter, we began providing a valuation allowance against net operating losses incurred in the US and UK, due to uncertainties about our future ability to fully utilize accumulated net operating losses. In the 2002 third quarter, we have concluded that it is no longer more likely than not that the net deferred tax assets in Norway would be realized and a valuation allowance was recorded.


      NET INCOME/(LOSS)

      THIRD QUARTER. Third quarter net loss was ($1,060.7) million and ($10.26) per share on a fully diluted basis. These amounts compared to the 2001 third quarter amounts as follows:

====================================================================================================
                                                                         Quarter ended September 30,
(In thousands of dollars)                                                    2002            2001
-------------------------------------------------------------------      -----------       --------
Net income before non-operating items                                    $    14,609       $  9,334
Effect of goodwill amortization, net of tax                                       --         (1,454)
Effect of Ramform Banff loss accrual reversal, net of tax                         --          6,450
Effect of forced amortization, net of tax                                    (15,264)            --
Effect of unusual items, net of tax                                         (652,097)        18,714
Effect of ordinary foreign exchange losses, net of tax                        (2,873)        (1,259)
Effect of debt-related exchange rate fluctuations for Norwegian tax
reporting                                                                    (11,235)       (17,527)
Effect of deferred tax asset valuation allowance                            (256,823)            --
Effect of held-for-sale operations, net of tax                              (137,021)          (538)
                                                                         -----------       --------
        Net (loss) income                                                ($1,060,704)      $ 13,720
                                                                         ===========       ========

====================================================================================================

Comparing net income before non-operating items, the 2002 third quarter improved by $5.3 million, or 57%, from the 2001 third quarter, with comparable fully diluted earnings of $0.14 per share and $0.09 per share for the 2002 and 2001 third quarters, respectively. This change included the effects of the $0.8 million pre-tax deterioration in ordinary operating profit (the 2% decrease discussed above), a $3.9 million, or 11%, pre-tax increase in financial expense, net (primarily reflecting a 68% lower level of interest capitalized during the 2002 third quarter) and a $0.5 million pre-tax decrease in ordinary equity investment income, offset by various changes in tax items.

      NINE MONTHS PERIOD. Net loss for the nine months ended September 30, 2002 was ($1,269.6) million and fully diluted loss was ($12.28) per share. These amounts compared to the prior year period amounts as follows:

=============================================================================================
                                                                       Nine months ended
                                                                          September 30,
(In thousands of dollars)                                             2002             2001
------------------------------------------------------------      -----------       ---------
Net income before non-operating items                             $    26,826       $  22,810
Effect of goodwill amortization, net of tax                                --          (4,471)
Effect of Ramform Banff loss accrual reversal, net of tax               8,200          11,450
Effect of forced amortization, net of tax                             (23,064)             --
Effect of unusual items, net of tax                                  (615,669)         80,352
Effect of ordinary foreign exchange (losses), net of tax               (8,816)         (1,027)
One-time tax gains                                                         --          14,403
Effect of debt-related exchange rate fluctuations for
Norwegian tax reporting                                               (74,205)         (3,646)
Effect of deferred tax asset valuation allowance                     (266,194)             --
Effect of held-for-sale operations, net of tax                       (130,670)        (10,498)
Effect of cumulative effect of accounting change, net of tax         (185,993)             --
------------------------------------------------------------      -----------       ---------
        Net (loss) income                                         ($1,269,585)      $ 109,373
                                                                  ===========       =========

=============================================================================================

Comparing net income before non-operating items, the nine months ended September 30, 2002 improved by $4.0 million, or 18%, over the prior year period, with comparable diluted earnings of $0.26 per share and $0.22 per share for the nine months ended September 30, 2002 and 2001, respectively. The 10% ($9.9 million) pre-tax increase in operating profit (discussed earlier) for the nine months ended September 30, 2002 was offset in part by a $3.9 million, or 4%, pre-tax increase in financial expense, net (primarily reflecting a 72% lower level of interest capitalized during the 2002 third quarter) and a $2.2 million pre-tax deterioration in ordinary equity investment income.

REVIEW OF GEOPHYSICAL OPERATIONS

      THIRD QUARTER

      The distribution of our Geophysical Operations revenue for the comparative quarters across the services that we provide was as follows:

================================================================================
                                                                Revenue
                                                         -----------------------
                                                               Quarter ended
                                                               September 30,
                                                         -----------------------
(In thousands of dollars)                                  2002           2001
--------------------------------------------------       --------       --------
Marine seismic                                           $137,114       $131,602
Land seismic                                               18,123         24,756
Data processing, reservoir consultants & other             15,808         12,707
--------------------------------------------------       --------       --------
      Total                                              $171,045       $169,065
                                                         ========       ========

================================================================================

      Third quarter Geophysical Operations revenue of $171.0 million was 1% greater than the $169.1 million of 2001 third quarter revenue.

      Total seismic revenue (including multi-client seismic revenue) for our marine seismic operations increased by 4% ($5.5 million) between the 2002 and 2001 third quarters, while total seismic revenue for our land seismic operations decreased by 27% ($6.6 million) over this period.

      Within our marine seismic operations, seismic revenue from our seafloor operations increased by 125% ($13.5 million) between the 2002 and 2001 third quarters, due primarily to an increase in multi-component contract work performed in the North Sea (compared to low pre-funded multi-client work for these operations in the 2001 third quarter). A 60% ($16.5 million) increase in traditional towed marine seismic revenue from the Asia Pacific region between the 2002 and 2001 third quarters was offset by a 31% ($20.4 million) decrease in such revenue from the European/African/Middle Eastern regions and a 14% ($4.1 million) decrease in such revenue from the North/South American regions. This recent shift was due to a change in the deployment of the towed streamer fleet in response to changing market conditions. The decrease in land seismic revenue between the 2002 and 2001 third quarters was attributable to a reduction in US operations and late sales and a delayed start on contract work in Mexico. North/South American land seismic revenue for the 2002 third quarter was 49% ($10.4 million) lower than such revenue for the 2001 third quarter.

      Third quarter contract seismic revenue (both marine and land seismic) was $109.0 million, which was 5% greater than the $103.9 million of 2001 third quarter contract seismic revenue.

      Third quarter multi-client seismic revenue (both marine and land seismic) was $50.8 million, which was 6% less than the $54.2 million of multi-client seismic revenue for the 2001 third quarter.

Third quarter multi-client pre-funding revenue of $16.8 million was 42% higher than the $11.8 million of 2001 third quarter revenue. Third quarter multi-client late sales of $34.0 million were 20% lower than the $42.4 million of late sales for the 2001 third quarter. Investments in the multi-client library for the 2002 third quarter were $35.8 million, compared to $46.0 million for the 2001 third quarter.

      Third quarter multi-client amortization was $48.9 million, which included $21.2 million of forced amortization charges. Excluding the effects of forced amortization, amortization was 19% less than the $34.1 million of amortization for the 2001 third quarter. The average ordinary multi-client amortization rate for the 2002 third quarter decreased to 54%, compared to 63% for the 2001 third quarter.

      As previously discussed, during the 2002 third quarter we recognized $268.4 million in impairment charges (classified as an unusual item) against our multi-client library, primarily related to investments made in 1998, 1999 and 2000; $56.2 million in impairment charges against seismic equipment and other geophysical assets and $10.2 million in impairment charges against seismic investments. We also recognized an additional $2.6 million in other unusual charge from our Geophysical Operations.

      Third quarter Geophysical Operations operating profit (before forced amortization and unusual items) was $14.3 million, compared to operating profit of $19.7 million for the 2001 third quarter. Operating profit for the 2001 third quarter included approximately $0.3 million in goodwill amortization, while no goodwill amortization was recorded in the 2002 third quarter. Excluding goodwill amortization from the 2001 comparative figures, operating profit for the 2002 third quarter was 29% less than operating profit for the 2001 third quarter. The associated 2002 third quarter operating profit margin decreased to 8% from 12% (excluding goodwill amortization) for the 2001 third quarter. These operating profit statistics reflected the significant pricing pressure in the land seismic market, our increase in seafloor work (which historically carries lower margins than our traditional towed marine seismic work) and the lower level of late sales (which historically carry our highest margins).

      NINE MONTHS PERIOD

      The distribution of our Geophysical Operations revenue for the comparative nine-month periods across the services that we provide was as follows:

================================================================================
                                                                Revenue
                                                         -----------------------
                                                             Nine months ended
                                                               September 30,
                                                         -----------------------
(In thousands of dollars)                                  2002           2001
--------------------------------------------------       --------       --------
Marine seismic                                           $366,860       $316,647
Land seismic                                               83,326         71,094
Data processing, reservoir consultants & other             39,100         39,945
--------------------------------------------------       --------       --------
      Total                                              $489,286       $427,686
                                                         ========       ========

================================================================================

      Geophysical Operations revenue for the nine months ended September 30, 2002 totaled $489.3 million, which was 14% greater than the $427.7 million of revenue for the prior year period. Geophysical Operations revenue was 15% greater for the nine months ended September 30, 2002. This increase resulted primarily from the strength of the international contract market for our marine seismic operations. Total seismic revenue (including multi-client seismic revenue) for our marine and land seismic operations increased by 16% and 17%, respectively, between the 2002 and 2001 periods.

      Contract seismic revenue (both marine and land seismic) for the nine months ended September 30, 2002 was $269.2 million, which was 21% greater than the $221.8 million of revenue for the prior year period.

      Multi-client seismic revenue (both marine and land seismic) for the nine months ended September 30, 2002 was $186.2 million, which was 9% greater than the $171.4 million of revenue for the prior year period. Multi-client pre-funding revenue of $86.7 million for the nine months ended September 30, 2002 was 48% higher than the $58.4 million of revenue for the prior year period. Multi-client late sales decreased 12% to $99.5 million for the nine months ended September 30, 2002 from $113.0 million of late sales for the prior year period. For the nine months ended September 30, we invested $155.9 million in our multi-client library, compared to $170.8 million for the prior year period.

      Multi-client amortization for the nine months ended September 30, 2002 was $142.0 million, which included $32.0 million of forced amortization. Excluding the effects of forced amortization, amortization for the nine months ended September 30, 2002 of $110.0 was 1% less than the $111.3 million of amortization for the prior year period. The average ordinary multi-client amortization rate for the nine months ended September 30, 2002 was 59%, compared to 65% for the prior year period.

      Geophysical Operations operating profit (before forced amortization and unusual items) for the nine months ended September 30, 2002 was $39.8 million, compared to operating profit of $40.1 million for the prior year period. Operating profit for the nine months ended September 30, 2001 included approximately $0.9 million in goodwill amortization, while no goodwill amortization was recorded for the nine months ended September 30, 2002. Excluding goodwill amortization from the 2001 comparative figures, operating profit for the nine months ended September 30, 2002 was 3% less than operating profit for the prior year period. The associated operating profit margins (excluding goodwill amortization) for the nine months ended September 30, 2002 and 2001 were 8% and 10%, respectively. These operating profit statistics reflected the same market and operating conditions (discussed above) that impacted our third quarter operations.

REVIEW OF PRODUCTION OPERATIONS

      THIRD QUARTER

      The distribution of our Production Operations revenue and operating profit
(loss) (before unusual items) for the comparative quarters across the services that we provide was as follows:

===================================================================================================================================
                                                                                                        Operating profit (loss)
                                                                   Revenue                                before unusual items
                                                          ----------------------------              -------------------------------
                                                          Quarter ended September 30,                 Quarter ended September 30,
                                                          ----------------------------              -------------------------------
(In thousands of dollars)                                   2002                2001                  2002                   2001
--------------------------------------------              -------              -------              --------               --------
FPSO Operations:
    Petrojarl I                                           $15,984              $ 5,190              $  5,890               $    107
    Petrojarl Foinaven                                     33,931               31,266                17,171                 15,031
    Ramform Banff(1)                                        9,147               15,839                (9,378)                  (425)
    Petrojarl Varg                                          9,957               21,285                 8,336                 11,671
     Other FPSO(2)                                             18                   38                (2,610)                  (741)
                                                          -------              -------              --------               --------
FPSO Operations                                            69,037               73,618                19,409                 25,643
                                                          -------              -------              --------               --------
PL038 Field Operations                                     16,337                   --                 5,345                     --
Other(3)                                                      282                  352                (2,117)                (2,575)
--------------------------------------------              -------              -------              --------               --------
     Total                                                $85,656              $73,970              $ 22,637               $ 23,068
                                                          =======              =======              ========               ========


(1) Included a $6.5 million loss contract accrual reversal for the quarter ended September 30, 2001.

(2) Included revenue and operating loss for FPSO shuttle tankers that were leased into the spot market for the quarter ended September 30, 2001.

(3) Consisted of our oil and gas exploration and production activities.
================================================================================

      Production Operations revenue and operating profit (loss) excluded the results of operations from our Production Services and Atlantis subsidiaries, since these operations are classified as held for sale and presented separately in the financial statements.

      Third quarter Production Operations revenue totaled $85.7 million, which was 16% greater than the $74.0 million of 2001 third quarter revenue. The production revenue increase between the 2002 and 2001 third quarters was due primarily to the Petrojarl I and production from the PL038 license.

      The 208% revenue increase from the Petrojarl I between the 2002 and 2001 third quarters was due to the fact that the FPSO operated on the Glitne field for the full 2002 third quarter at an average production rate during such quarter of 40,000 barrels of oil per day, compared to operating for only a portion of the 2001 third quarter (when the Glitne contract began). The Glitne reserves have recently been upgraded and we now expect the contract to continue into 2005.

      The transfer by Norsk Hydro of its Production License 038 (PL038) in the Norwegian North Sea to a PGS subsidiary closed during the 2002 third quarter. Production under this license is generated from the Varg field, which presently produces an average of 12,200 barrels of oil per day through the Petrojarl Varg. We effectively hold 70% of the license, with the Norwegian state holding the remaining 30%. As consideration for our 70% share, we have assumed a portion of the field's abandonment costs. For the 2002 third quarter, our share of the license generated $16.3 million in revenue, while the Petrojarl Varg generated $10.0 million in revenue from our partner in the license.

      We have acquired new 3D seismic data over certain areas of PL038 in order to enhance our understanding of the license's geology and prospectivity. We are actively working on a number of further development opportunities such as the drilling of new sidetrack wells during the next few quarters and the development of the Varg South field. Realization of these alternatives are dependent on the financial capabilities of the PGS Group.

      A smaller portion of the Production Operations revenue increase between the 2002 and 2001 third quarters was attributable to the Petrojarl Foinaven (carrying an average production rate of 110,000 barrels of oil per day), which generated a 9% increase in revenue between the 2002 and 2001 third quarters.

      Although the Ramform Banff operated with high uptime performance during the quarter (as did our other FPSO systems), it only produced oil during the quarter at an average rate of 10,500 barrels of oil per day due to low production rates from the reservoir. The low production resulted in a 42% decrease in revenue between the 2002 and 2001 third quarters and $9.4 million operating loss during the 2002 third quarter.

      We expect a new well to be added on the Banff field during December2002 and an additional well may be added during the first half of 2003. Any future production resulting from these wells is difficult to estimate at this time and we cannot make any assurances regarding the realization of production from these wells. We continue to market the FPSO vessel for other opportunities in the North Sea which are better suited to its current production capacity; at the same time, we are discussing alternative contractual arrangements for the Banff field.

      As previously discussed, during the 2002 third quarter we recognized (as an unusual item) a $4.5 million impairment charge against an oil and gas investment in addition to the impairment charge against the Ramform Banff.

      Third quarter Production Operations operating profit (before unusual items) was $22.6 million, compared to operating profit of $23.1 million for the 2001 third quarter. Operating profit for the 2001 third quarter included approximately $1.2 million in goodwill amortization, while no goodwill amortization was recorded in the 2002 third quarter. Excluding goodwill amortization from the 2001 comparative figures, operating profit for the 2002 third quarter was 7% lower than operating profit for the 2001 third quarter. The associated operating profit margin for the 2002 third quarter decreased to 26% from 33% (excluding goodwill amortization) for the 2001 third quarter. However, operating profit for the 2001 third quarter also included the $6.5 million reversal of the Ramform Banff loss contract accrual. Excluding both goodwill amortization and this accrual reversal from the 2001 comparative figures, operating profit for the 2002 third quarter was 27% greater than operating profit for the 2001 third quarter. The associated 2001 third quarter operating profit margin was then 24%, compared to 26% for the 2002 third quarter.

      NINE MONTHS PERIOD

      The distribution of our Production Operations revenue and operating profit
(loss) (before unusual items) for the comparative nine-month periods across the services that we provide was as follows:

===================================================================================================================================
                                                                                                       Operating profit (loss)
                                                                    Revenue                              before unusual items
                                                           -----------------------------             ------------------------------
                                                                Nine months ended                         Nine months ended
                                                                   September 30,                             September 30,
                                                           -----------------------------             ------------------------------
(In thousands of dollars)                                    2002                 2001                 2002                  2001
----------------------------------------------             --------             --------             --------              --------
FPSO Operations:
    Petrojarl I                                            $ 46,346             $  5,190             $ 15,365              $    107
    Petrojarl Foinaven                                      100,583               88,672               52,290                42,100
    Ramform Banff(1)                                         27,753               35,131              (19,226)                1,374
    Petrojarl Varg                                           50,688               63,109               32,467                34,078
     Other FPSO(2)                                               95               10,063               (3,898)               (2,278)
                                                           --------             --------             --------              --------
FPSO Operations                                             225,465              202,165               76,998                75,381
                                                           --------             --------             --------              --------
PL038 Field Operations                                       16,337                   --                5,345                    --
Other(3)                                                        912                  748               (6,105)              (10,625)
----------------------------------------------             --------             --------             --------              --------
     Total                                                 $242,714             $202,913             $ 76,239              $ 64,756
                                                           ========             ========             ========              ========

(1) Included $8.2 million and $11.5 million in loss contract accrual reversals for the nine months ended September 30, 2002 and 2001, respectively.

(2) Included revenue and operating loss for several FPSO shuttle tankers that were leased into the spot market for the nine months ended September 30, 2001.

(3) Consisted of our oil and gas exploration and production activities.
================================================================================

      Production Operations revenue and operating profit (loss) excludes the results of operations from our production services and Atlantis subsidiaries, since these operations are classified as held for sale and presented separately in the financial statements. We recognized a $140.1 million pre-tax impairment charge on the Atlantis operations during the third quarter of 2002.

      Production Operations revenue for the nine months ended September 30, 2002 totaled $242.7 million, which was 20% greater than the $202.9 million of revenue for the prior year period. Consistent with the third quarter statistics discussed above, the production revenue increase between the 2002 and 2001 periods primarily reflected the change in production from the Petrojarl I , the net increase in revenue provided by our Varg field operations (6%) and an increase from the Petrojarl Foinaven (13% increase), offset in part by the revenue reduction from the Ramform Banff (21% decrease).

      Production Operations operating profit (before unusual items) for the nine months ended September 30, 2002 was $76.2 million, compared to operating profit of $64.8 million for the prior year period. Operating profit for the nine months ended September 30, 2001 included approximately $3.6 million in goodwill amortization, while no goodwill amortization was recorded for the nine months ended September 30, 2002. Excluding goodwill amortization from the 2001 comparative figures, operating profit for the nine months ended September 30, 2002 was 11% greater than operating profit for the prior year period. The associated operating profit margin for the nine months ended September 30, 2002 decreased to 31% from 34% (excluding goodwill amortization) for the prior year period. Additionally, operating profit for the 2002 period included an operating loss of $19.2 million related to the Ramform Banff, including the effect of the $8.2 million reversal of previously-recorded loss contract accrual; operating profit for the 2001 period included the $11.5 million reversal of previously-recorded loss contract accrual. Excluding these reversals of the Ramform Banff loss contract accrual as well as goodwill amortization from both nine-month periods, operating profit for the nine months ended September 30, 2002 was 20% greater than operating profit for the prior year period, while operating profit margins for both the nine months ended September 30, 2002 and 2001 were 28%.


FINANCIAL CONDITION

CAPITAL RESOURCES AND LIQUIDITY

      As a result of our current financial situation, we are highly dependent on our current cash and cash equivalent ($86.8 million at September 30, 2002), improved cash flow and proceeds from assets sales to meet our financial obligations.

      As previously disclosed, we have engaged financial advisors to assist us with evaluating our financial condition and making recommendations to our Board of Directors regarding alternatives for enhancing or preserving value to our stakeholders. These financial advisors are also expected to assist us with the possible extension of our upcoming debt maturities and/or other restructuring alternatives. We have approximately $1.1 billion of debt and other contractual obligations maturing in 2003. In connection with the one-time impairment charges described above, we are currently in violation of certain financial covenants in various bank credit and leasing agreements and have commenced discussions with various creditors to obtain waivers of such financial covenant defaults. There can be no assurance that any such extension of debt maturities or required waivers will be obtained. The Company notes that the breaches that have been triggered are restricted to certain financial creditors only and these breaches of themselves will not cross default contracts with other financial creditors. The Company is current on all payment obligations under its indebtedness.

      During November 2002, Standard & Poor's Ratings Services ("Standard & Poor's"), a division of the McGraw-Hill Companies, Inc., downgraded our corporate credit rating, as well as our rated obligations, to CCC. The ratings have been removed from credit watch with developing implications (where they were placed during September 2002) and the outlook is negative.

      During November 2002, Moody's Investor Service, Inc. ("Moody's") downgraded our issuer rating to Caa1 and our senior unsecured debt rating to Caa3, stating that the credit rating outlook was negative.

      Also during November 2002, Fitch IBCA, Duff & Phelps downgraded our senior unsecured debt rating to CCC.

      If one or more of these rating agencies continue to rate our debt or trust preferred securities below investment grade, we may have difficulty obtaining, and we may not be able to obtain, financing and our cost of obtaining any additional financing or refinancing existing debt will likely be increased significantly. Additionally, since our credit ratings are below investment grade, we are obligated to provide up to 35.7 million pounds (approximately $56.0 million) in collateral/credit support to the lessors under existing UK leasing arrangements. Based on recent discussions with these UK lessors, we currently do not believe that cash collateral will be required.

      During March 2002, we entered into a $250.0 million short-term credit facility, which was amended and restated in May 2002. The net proceeds from this credit facility were used to repay $225.0 million of senior unsecured notes (which matured in March 2002) and for general corporate purposes. The facility matures in June 2003. The facility provides for a pre-payment of $175.0 million from the proceeds of any Atlantis sale. The credit facility carries a current interest rate equal to LIBOR plus a 4.5% margin. . Additionally, we are obligated to use our best efforts to arrange financing and repay such amounts prior to the maturity date.

      At September 30, 2002, our $430.0 million committed revolving credit facility was fully drawn. This unsecured revolving credit facility bears interest at a LIBOR-based rate plus a margin of either 0.35% per year or 0.40% per year, depending on our level of indebtedness. The facility matures in September 2003.

      As of September 30, 2002 all the company's credit facilities were fully drawn.


CAPITAL REQUIREMENTS

      GENERAL. Our capital requirements are affected primarily by our results of operations, capital expenditures, investment in multi-client library, debt service requirements (including roughly $1.1 billion in 2003 maturities), lease obligations, payments on preferred securities and working capital needs. The majority of our capital requirements, other than debt service, lease obligations and payments on preferred securities, consist of capital expenditures related to:

   o  seismic vessels and equipment

   o  FPSO vessels and equipment

   o  investments in our multi-client library

   o  computer processing and reservoir monitoring equipment

   o  drilling and development costs associated with Atlantis

   o  drilling and development cost associated with PL038

      A substantial amount of our capital expenditures and investment in multi-client library is discretionary. During 2002, we expect to spend approximately $45.0 million on upgrades of our Geophysical Operations assets and $15.0 million on our Production Operations assets (approximately $11.3 million of which represented the final payment on the Petrojarl I upgrade).

      The cash flow provided by operating activities for the quarter and nine months ended September 30, 2002 represented increases of $41.5 million and $147.7 million, respectively, over the comparable cash flows for the prior year periods.

      ATLANTIS. For the quarter and the nine months ended September 30, 2002, we invested $23.5 million and $62.9 million, respectively, in the continued development of Atlantis' oil and gas fields in the United Arab Emirates, Oman and Tunisia. Our investments in the Atlantis' oil and gas fields during the 2002 fourth quarter will be kept to a minimum and limited to the current investment projects. The company expects to solve the Atlantis situation during the coming months.

      CAPITAL EXPENDITURES. Capital expenditures of $13.4 million for the 2002 third quarter consisted of $10.9 million related to our Geophysical Operations and $2.5 million related to our Production Operations. The capital expenditures of $29.1 million for the 2001 third quarter included $20.5 million related to FPSO upgrade projects. Capital expenditures of $53.7 million for the nine months ended September 30, 2002 consisted of $38.7 million related to our Geophysical Operations and $15.0 million related to our Production Operations (including $11.3 million from the Petrojarl I upgrade, as discussed above). The capital expenditures of $154.3 million for the prior year period included $140.0 million related to FPSO upgrade projects.

      MULTI-CLIENT LIBRARY. Our cash investment in multi-client library for the 2002 third quarter was $35.8 million, compared to $46.0 million for the 2001 third quarter. For the nine months ended September 30, 2002, we invested $155.9 million in our multi-client library, compared to $170.8 million for the prior year period. We still expect that we will invest less than $200.0 million in our multi-client library during 2002.

      Multi-Client Library Securitization. During the third quarter, we repaid $22.5 million in redeemable preferred securities related to our multi-client library securitization (with total redemptions of $77.2 million for the nine months ended September 30, 2002). The securitization agreement requires us to increase the quarterly redemption of these preferred securities by 30% in the event that Standard & Poor's or Moody's downgrades our credit ratings to below BB+ or Ba1, respectively. If those credit ratings remain for a certain period of time, or deteriorate to below BB- by Standard & Poor's or Ba3 by Moody's, the securitization agreement requires us to increase the quarterly redemption of the preferred securities to an amount equal to 100% of the actual revenue recognized from the licensing of the securitized data. Additionally, if Standard & Poor's or Moody's downgrades our credit ratings to below BB or Ba2, respectively, we may be required to repurchase certain of the securitized data. As discussed above, the credit ratings for our senior unsecured debt with Standard & Poor's and Moody's are currently CCC and Caa3, respectively. As a result of our credit ratings, we redeemed the preferred securities at a rate of 100% of actual revenue recognized on the securitized data for the 2002 third quarter.

      SUMMARY OF DEBT, CAPITAL LEASES AND OTHER CONTRACTUAL OBLIGATIONS

      The following table summarizes our contractual obligations as of September 30, 2002 to make future principal/redemption payments for the remainder of 2002 through 2004 and thereafter:

=================================================================================================================================
                                                  Total              Due in         Due in              Due in   Due in 2005 and
(In millions of dollars)                       obligation             2002           2003                2004       thereafter
---------------------------------------------------------------------------------------------------------------------------------
Short-term and long-term
     debt, including current
     portion and debt held
     for sale                                   $2,277.3           $   21.0        $  943.0           $   14.2        $1,299.1
Capital lease obligations,
     including current
     portion, at gross
     contractual commitment                        119.0               14.0            20.1               18.6            66.3
Operating lease obligations                        269.9               26.5            80.8               54.1           108.5
Guaranteed preferred
     beneficial interest in
     junior subordinated debt
     securities, exclusive of
     issue costs                                   143.8                 --              --                 --           143.8
Mandatorily redeemable
     cumulative preferred
     securities, exclusive of
     issue costs(1)                                 85.8               21.8            64.0                 --              --
-------------------------------------------     --------           --------        --------           --------        --------
      Total                                     $2,895.8           $   83.3        $1,107.9           $   86.9        $1,617.7
                                                ========           ========        ========           ========        ========

=================================================================================================================================

      (1) Payments are based on a 30% increase in ordinarily scheduled redemptions under the securitization agreement.

      The 2003 debt maturities consisted primarily of our $250.0 million short-term credit facility (which matures in June 2003), our $430.0 million revolving credit facility (which matures in September 2003) and $250.0 million in bonds (which mature in November 2003). We are considering various options to deal with these maturities, which include, but are not limited to, refinancing of same, and additional asset sales. We are current on all payment obligations relating to such debt.

      The increase in our operating lease obligation reflected the addition of two shuttle tankers to our FPSO operations, with lease dates through 2009.

OUTLOOK

      The following statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any disposition, merger or joint venture that could occur in the future, except for the proposed sales of our Atlantis and Production Services operations.

      We have a strong backlog of work that is expected to sustain the stable revenue stream and improved cash flow that we have experienced during the past several quarters.

      We are continuing our efforts to reduce operating costs and overheads.

      We are also working to address our debt maturities and considering the option of a significant refinancing plan, as discussed above. As a result of our current credit ratings, we expect that it will be difficult to refinance our maturing debt and, in any event, expect that the cost of any such refinancing will be substantially higher than the cost of our current debt structure.

      On November 17 our Ramform Valiant seismic vessel suffered a fire in one engine room. The fire was contained quickly, all procedures were followed and no personnel were injured. The vessel is underway under her own power to shipyard for repairs, and is expected to be off hire for approximately three months. We expect a net negative cash flow effect of approximately $11-13 million as a result of this incident.

      Petroleum Geo-Services has been notified by the New York Stock Exchange ("NYSE") that it has fallen below the NYSE's continued listing criteria relating to the minimum share price. The NYSE requires that the average closing price of a security not be less than $1.00 over a 30-day consecutive trading period. Under NYSE rules, once notified of its failure to meet the minimum share price criteria, a company must bring its share price and average share price over the preceding 30 trading days back above $1.00 by six months of receipt of the notification or if deemed necessary have until its next shareholders meeting if approval from its shareholders is necessary to implement a corporate action that will cure the price deficiency. Petroleum Geo-Services currently is in discussions with the NYSE with respect to this issue and is reviewing its options in order to cure this deficiency.

                     * * * * * * * * * * * * * * * * * * * *

      Petroleum Geo-Services' second quarter earnings conference call is scheduled for Wednesday, November 27, 2002 at 11:00 a.m. for Houston, Texas; 12:00 p.m. for New York, New York; 5:00 p.m. for London, England; and 6:00 p.m. for Oslo, Norway. Interested parties may listen to the conference call at 888-390-0675, or +1-630-395-0037 for international callers. PGS suggests that you connect with the conference call site at least fifteen minutes prior to the live conference call. There will be a digital replay of the conference call beginning at 2:00 p.m. Eastern Time on the day of the call through Wednesday, December 4, 2002 at 800-406-7489, or +1-402-220-9099 for international callers. Interested parties may also listen to the conference call and replay on Petroleum Geo-Services' web site at "http://www.pgs.com" Petroleum Geo-Services suggests that you connect to the site at least fifteen minutes prior to the live, listen-only audio webcast to ensure adequate time for any software download that may be needed to hear the call.


                     * * * * * * * * * * * * * * * * * * * *

      Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires, processes and markets 3D, time-lapse and multi-component seismic data. These data are used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' advanced geophysical technologies allow oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Operations business, PGS owns four floating production, storage and offloading systems ("FPSOs"). FPSOs permit oil and gas companies to produce from offshore fields more quickly and cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway.

                     * * * * * * * * * * * * * * * * * * * *

      This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the Company, including production levels of the Company's FPSOs for the remainder of 2002, expected capital expenditures during 2002, Atlantis related development costs, estimated cost savings from the Company's reorganization efforts, backlog, data sales for the remainder of 2002 and earnings projections. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which the Company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Economic, business, competitive and/or regulatory factors affecting PGS' businesses generally, including, among others, prices of oil and natural gas and expectations about future prices, could cause actual results to differ materially from those described in the forward-looking statements. Such forward-looking statements are also subject to certain risks and uncertainties described in this press release or disclosed by the Company in its filings with the Securities and Exchange Commission.


                         - FINANCIAL TABLES TO FOLLOW -

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Operations (1)

===================================================================================================================================
                                                                      Quarter ended           Nine months ended        Year ended
                                                                      September 30,              September 30,         December 31,
                                                                -----------------------    -------------------------   ------------
                                                                     2002          2001           2002          2001          2001
(In thousands of dollars, except for share data)                              (restated)                   (restated)
===================================================================================================================================
 Revenue                                                        $ 256,701   $   243,035    $   732,000   $   630,59    $   885,063
-----------------------------------------------------------------------------------------------------------------------------------

 Cost of sales                                                    135,351       108,349        353,320       263,714       381,019
 Depreciation and amortization (2)                                 88,664        74,761        248,565       210,122       333,027
 Research and technology costs                                        576           627          2,049         2,818         3,752
 Selling, general and administrative costs                         16,367        16,574         44,051        49,047        66,505
 Unusual items, net (3)                                           767,646       (25,992)       717,018      (113,048)      (88,550)
-----------------------------------------------------------------------------------------------------------------------------------
        Total operating expenses                                1,008,604       174,319      1,365,003       412,653       695,753
-----------------------------------------------------------------------------------------------------------------------------------
 Operating profit (loss)                                         (751,903)       68,716       (633,003)      217,946       189,310
 Financial expense, net (4)                                       (37,665)      (33,808)      (106,605)     (102,729)     (140,808)
 Other loss, net (5)                                               (4,562)       (1,772)       (16,222)       (2,299)       (4,853)
-----------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before income taxes                               (794,130)       33,136       (755,830)      112,918        43,649
 Provision (benefit) for income taxes (6)                         129,553        18,878        197,152        (6,953)       29,386
 (Loss) from operations held for sale, net of tax (7)            (137,021)         (538)      (130,670)      (10,498)       (9,810)
-----------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before cumulative effect of accounting change   (1,060,704)       13,720     (1,083,652)      109,373         4,453
 Cumulative effect of accounting change, net of tax (8)                 -             -       (185,933)            -             -
-----------------------------------------------------------------------------------------------------------------------------------
        NET INCOME (LOSS)                                     $(1,060,704)  $    13,720    $(1,269,585)  $   109,373   $     4,453
===================================================================================================================================

Basic earnings (loss) per share before cumulative effect
   of accounting change                                            (10.26)         0.13         (10.49)         1.07          0.04
Cumulative effect of accounting change, net of tax (8)                  -             -          (1.80)            -             -
-----------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE                               $    (10.26)  $      0.13    $    (12.28)  $      1.07   $      0.04
===================================================================================================================================

Diluted earnings (loss) per share before cumulative
  effect of accounting change                                      (10.26)         0.13         (10.49)         1.07          0.04
Cumulative effect of accounting change, net of tax (8)                  -             -          (1.80)            -             -
-----------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE                             $    (10.26)  $      0.13    $    (12.28)  $      1.07   $      0.04
===================================================================================================================================

Basic shares outstanding                                      103,345,987   103,005,987    103,345,987   102,572,775   102,768,283
-----------------------------------------------------------------------------------------------------------------------------------
Diluted shares outstanding                                    103,345,987   103,009,900    103,345,987   102,598,903   102,788,055
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                           Petroleum Geo-Services ASA
                      Consolidated Balance Sheets (1), (10)

===================================================================================================================================
                                                                                                   September 30,       December 31,
(In thousands of dollars, except for share data)                                                       2002                2001
===================================================================================================================================
 ASSETS
 Cash and cash equivalents                                                                      $    86,849         $   102,130
 Accounts receivable, net                                                                           216,511             234,887
 Other current assets                                                                                78,736              97,921
 Oil and gas assets                                                                                  14,795                  -
 Assets held for sale (7)                                                                           190,010             241,097
-----------------------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                         586,901             676,035
 Multi-client library, net (9)                                                                      690,014             918,072
 Property and equipment, net                                                                      1,779,288           2,281,334
 Goodwill (8)                                                                                             -             185,933
 Other long-term assets, net                                                                         65,538             241,432
-----------------------------------------------------------------------------------------------------------------------------------
       TOTAL ASSETS                                                                             $ 3,121,741         $ 4,302,806
===================================================================================================================================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Short-term debt and current portion of long-term debt and capital lease obligations            $   709,650         $   246,429
 Debt and other liabilities held for sale (7)                                                        56,715              55,732
 Accounts payable and accrued expenses                                                              224,480             275,244
 Income taxes payable                                                                                13,907              16,448
-----------------------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                                  1,004,752             593,853
 Long-term debt and capital lease obligations                                                     1,655,530           1,945,254
 Other long-term liabilities                                                                         55,624              24,161
 Deferred income taxes                                                                               78,575              73,503
-----------------------------------------------------------------------------------------------------------------------------------
       Total liabilities                                                                          2,794,481           2,636,771
-----------------------------------------------------------------------------------------------------------------------------------
 Commitments and contingencies
 Guaranteed preferred beneficial interest in PGS junior
       subordinated debt securities (4)                                                             141,990             141,000
 Mandatorily redeemable cumulative preferred stock related to multi-client securitization            85,818             163,588
 Shareholders' equity:
       Common stock, par value NOK 5; issued & outstanding
           103,345,987 shares at September 30, 2002 and December 31, 2001                            71,089              71,089
       Additional paid-in capital                                                                 1,225,115           1,225,115
       Retained earnings                                                                         (1,170,722)             98,863
       Accumulated other comprehensive loss                                                         (26,030)            (33,620)
-----------------------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                                    99,452           1,361,447
-----------------------------------------------------------------------------------------------------------------------------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                               $ 3,121,741         $ 4,302,806
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Cash Flows (1)

===================================================================================================================================
                                                                    Quarter ended              Nine months ended        Year ended
                                                                     September 30,                September 30,         December 31,
                                                             -------------------------   --------------------------     ----------
                                                                     2002         2001           2002          2001           2001
(In thousands of dollars)                                                   (restated)                   (restated)
==================================================================================================================================
 CASH FLOWS FROM OPERATING ACTIVITIES:
       Net income (loss)                                     $ (1,060,704)   $  13,720   $ (1,269,585)   $  109,373     $   4,453
       Adjustments to reconcile net income (loss) to
       net cash provided by operating activities:
           Depreciation and amortization charged to expense        88,664       74,761        248,565       210,122       333,027
           Non-cash unusual items and gain on sale of
              subsidiary, net                                     914,491        9,332      1,100,424      (113,019)      (97,027)
           Cash effects related to assets and liabilities
              held for sale(7)                                         64       (2,416)         2,121        (5,360)       (8,779)
           Provision (benefit) for deferred income taxes          127,496       16,989        193,375        (3,192)       22,114
           Working capital changes and other items                  3,241      (80,594)       (36,737)     (107,432)      (50,865)
----------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                   73,252       31,792        238,163        90,492       202,923
----------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
       Investment in multi-client library                         (35,847)     (46,004)      (155,945)     (170,817)     (230,166)
       Capital expenditures                                       (13,447)     (29,127)       (53,654)     (154,390)     (185,019)
       Development of assets held for sale (7)                    (23,512)      (5,464)       (62,958)      (32,734)      (54,604)
       Sale of subsidiary                                               -            -              -       175,000       175,000
       Other items, net                                            (5,563)     (14,768)        (9,594)      (18,828)      (19,485)
----------------------------------------------------------------------------------------------------------------------------------
       Net cash (used in) investing activities                    (78,369)     (95,363)      (282,151)     (201,769)     (314,274)
----------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
       Net proceeds from issuance of subsidiary
          preferred stock                                               -            -              -       234,285       234,285
       Redemption of preferred stock                              (22,543)     (27,566)       (77,200)      (54,926)      (77,280)
       Repayment of long-term debt                                 (2,106)      (6,801)      (236,866)      (12,184)      (11,414)
       Principal payments under capital lease obligations          (5,005)      (1,205)       (10,596)       (4,857)       (7,806)
       Net increase (decrease) in bank facility and
          short-term debt                                          60,458       62,029        335,301       (76,697)       (5,667)
       Net receipts (payments) under tax equalization
          swap contracts                                                -            -          9,566       (48,160)      (64,575)
       Other items, net                                                 -          547          8,098         5,802           816
----------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                   30,804       27,004         28,303        43,263        68,359
----------------------------------------------------------------------------------------------------------------------------------
       Effect of exchange rate changes in cash and
          cash equivalents                                            174          107            404           (65)          (93)
       Net increase (decrease) in cash and cash equivalents        25,861      (36,460)       (15,281)      (68,079)      (43,085)
       Cash and cash equivalents at beginning of period            60,988      113,596        102,130       145,215       145,215
----------------------------------------------------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $  86,849    $  77,136      $  86,849     $  77,136     $ 102,130
==================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                           Petroleum Geo-Services ASA
                   Notes to Consolidated Financial Statements

1) Certain reclassifications have been made to conform prior year amounts with the current year presentation.

2) Depreciation and amortization for the quarter and nine months ended September 30, 2002 includes $21.2 million and $32.0 million, respectively, in forced amortization charges required to conform to the Company's amortization policy for the multi-client library. Depreciation and amortization for the year ended December 31, 2001 includes $39.1 million in forced amortization charges.

3) Unusual items, net for the quarter ended September 30, 2002 includes $3.1 million net in various unusual items. Additionally, unusual items, net for the quarter ended September 30, 2002 includes the following impairment charges: $14.7 million related to seismic and oil and gas investments, $56.2 million related to seismic equipment and other geophysical assets, $268.4 million related to the multi-client library and $425.2 million related to the Ramform Banff. Unusual items, net for the quarter ended September 30, 2001 includes $25.8 million in gains related to tax equalization swap contracts and ($0.2) million in net reorganization costs. Unusual items, net for the nine months ended September 30, 2002 includes the third quarter unusual items described above as well as $54.1 million in gains related to tax equalization swap contracts and $3.5 million in various other unusual items. Unusual items, net for the nine months ended September 30, 2001 includes a $138.6 million gain related to the sale of our global Petrobank data management business and related software to Halliburton, $16.1 million in reorganization and litigation costs and $9.5 million in charges related to tax equalization swap contracts. Unusual items, net for the year ended December 31, 2001 includes the $138.6 million data management gain, $13.2 million in multi-client library impairment charges, $18.8 million in reorganization and litigation costs and $18.0 million in charges related to the fair value of tax equalization swap contracts.

4) For information regarding the $143.8 million liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see Note 11 in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001. Financial expense, net for the quarters ended September 30, 2002 and 2001, the nine months ended September 30, 2002 and 2001 and the year ended December 31, 2001 includes approximately $3.7 million, $11.3 million and $14.9 million, respectively, in minority interest related to the trust's securities. The sole assets of the trust are junior subordinated debentures of the Company that bear interest at a rate of 9.625% per year and mature on June 30, 2039. As of December 31, 2001, the trust held $148.2 million principal amount of such debentures.

5) Other loss, net for the quarter and nine months ended September 30, 2002 includes ($4.0) million and ($12.2) million, respectively, in foreign exchange losses. Other loss, net for the quarter and nine months ended September 30, 2001 includes ($1.7) million and ($1.4) million, respectively, in foreign exchange losses. Other loss, net for the year ended December 31, 2001 includes ($1.7) million in foreign exchange losses.

6) The Norwegian tax reporting effects of exchange rate fluctuations on certain of PGS' liabilities is included in provision (benefit) for income taxes as follows: $11.2 million and $17.5 million for the quarters ended September 30, 2002 and 2001, respectively; $74.2 million and $3.6 million for the nine months ended September 30, 2002 and 2001, respectively; and ($0.7) million for the year ended December 31, 2001. Valuation allowance charges related to deferred tax assets of $256.8 million and $266.2 million are included in provision for income taxes for the quarter and nine months ended September 30, 2002, respectively. Provision for income taxes for the quarters ended September 30, 2002 and 2001 includes ($115.5) million and $7.3 million, respectively, in net tax (benefit) expense related to unusual items. Provision (benefit) for income taxes for the nine months ended September 30, 2002 and 2001 includes ($101.3) million and $32.7 million, respectively, in net tax (benefit) expense related to unusual items. Additionally, benefit for income taxes for the nine months ended September 30, 2001 includes ($14.4) million in net gains associated with the resolution of uncertainties regarding outstanding tax issues. Provision for income taxes for the year ended December 31, 2001 includes $26.0 million in net tax expense related to unusual items, the ($14.4) million in net gains and a $65.9 million valuation allowance charge related to deferred tax assets.

7) We expect to solve the Atlantis situation the coming months and have also committed plans to sell our production services (formerly acquired from the Atlantic Power Group) subsidiary, both of which are a part of Production Operations. The results of operations and cash flows for these subsidiaries and the related assets and liabilities are presented as held for sale in accordance with the Company's plans for sale. During the 2002 third quarter, the Company recognized a $140.1 million pre-tax impairment charge (excluding tax benefit of $39.2 million) related to the Atlantis net assets since the carrying value exceeded the current fair value estimate.

8) Under the guidelines of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," we have recognized as of January 1, 2002 a $185.9 million impairment charge, excluding taxes, against our goodwill. We did not recognize any goodwill amortization during 2002; during 2001 we recognized goodwill amortization (excluding goodwill amortization on operations presented as held-for-sale) of $1.5 million, $4.5 million and $5.9 million for the three months ended September 30, 2001, the nine months ended September 30, 2001 and the year ended December 31, 2001, respectively.

9) At September 30, 2002, the net book value of our multi-client library consisted of $583.7 million in completed surveys and $106.3 million in surveys in progress. The net book value of our multi-client library allocated by year of completion is as follows (in thousands of dollars):

                                                September 30,   December 31,
      (In thousands of dollars)                          2002           2001
      ----------------------------------------  --------------  ------------
      Completed during 1997 and years prior         $  25,525     $  48,086
      Completed during 1998                            38,470        69,730
      Completed during 1999                            76,497       188,373
      Completed during 2000                           104,118       234,824
      Completed during 2001                           280,564       300,095
      Completed during 2002                            58,514          ----
      ----------------------------------------  -------------- -------------
          Completed surveys                         $ 583,688     $ 841,108
          Surveys in progress                         106,326        76,964
      ----------------------------------------  -------------- -------------
          Multi-client library, net                 $ 690,014     $ 918,072
                                                ============== =============

      Depreciation and interest capitalized into the multi-client library during the quarter ended September 30, 2002 was $6.3 million and $1.6 million, respectively, compared to $4.6 million and $3.8 million, respectively, for the quarter ended September 30, 2001.

      Depreciation and interest capitalized into the multi-client library during the nine months ended September 30, 2002 was $25.8 million and $4.9 million, respectively, compared to $24.0 million and $13.5 million, respectively, for the 2001 period.

10) Outstanding debt (including capital leases) and preferred securities as of September 30, 2002 and December 31, 2001 are as follows:

                                          December 31,    September 30,
        (In thousands of dollars)                 2001             2002     Net Change
        ------------------------------    -------------   -------------    -----------
        Short-term and long-term
          debt, current and long-term
          portion                           $2,140,069      $2,256,182     $  115,387
        Capital lease obligations,
          current and long-term portion         51,614         108,998         57,382
        Trust preferred securities             141,000         141,990            990
        Securitization preferred
          securities                           163,588          85,818        (77,770)
        ------------------------------    -------------   -------------    -----------
        Total debt and preferred
          securities                        $2,496,271      $2,592,988     $   95,989
                                          =============   =============    ===========

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PETROLEUM GEO-SERVICES ASA
                                          --------------------------
                                                 (Registrant)


                                          By: /s/ Sverre Strandenes
                                              ------------------------
                                                  Sverre Strandenes
                                                Senior Vice President

Date: December 6, 2002